UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2023

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed by Digital World Acquisition Corp., a Delaware corporation (“Digital World,” or “DWAC”), Digital World is a party to an Agreement and Plan of Merger, dated as of October 20, 2021 (the “Original Agreement”) and amended on May 11, 2022 (the “First Amendment”) and on August 9, 2023 (the “Second Amendment”), with DWAC Merger Subsidiary Inc., a Delaware corporation and wholly-owned subsidiary of DWAC (the “Merger Sub”), Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), ARC Global Investments II, LLC, a Delaware limited liability company (the “Sponsor”), in the capacity as the representative for certain stockholders of Digital World, and TMTG’s Chief Legal Officer, in the capacity as the representative for stockholders of TMTG, pursuant to which, among other matters, subject to the terms and conditions therein, Digital World will consummate its initial business combination with TMTG (the “TMTG Business Combination”).

On September 29, 2023, Digital World entered into the Third Amendment to Agreement and Plan of Merger, dated as of September 29, 2023, (the “Third Amendment”, together with the First Amendment, the Second Amendment and the Original Agreement, and as it may further be amended or supplemented from time to time, the “Merger Agreement”), with Merger Sub, TMTG, the Sponsor in the capacity as its representative, and TMTG’s General Counsel in the capacity as the representative of TMTG. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Merger Agreement.

Pursuant to the Third Amendment, the parties agreed, among other things, that:

(i) DWAC will use reasonable best efforts to file an amendment to the Registration Statement on Form S-4 as promptly as practicable, and in no event later than November 14, 2023;

(ii) the Merger Agreement may be terminated by DWAC if the DWAC board of directors, following updated due diligence, no longer believes in good faith that the Merger is in the best interests of DWAC or its stockholders; provided, that such termination right may only be exercised from October 31, 2023 through November 21, 2023;

(iii) the Merger Agreement may be terminated by TMTG (a) if the TMTG board of directors, following updated due diligence, no longer believes in good faith that the Merger is in the best interests of TMTG or its stockholders; provided, that such termination right may only be exercised from October 31, 2023 through November 21, 2023; or (b) if DWAC has not filed an amendment to the Registration Statement on Form S-4 by November 14, 2023; provided that such termination right may only be exercised on or prior to November 21, 2023;

(iv) the definition of “Target Filing Date” means October 31, 2023; and

(v) Section 8.1(j) of the Merger Agreement is deleted in its entirety.

The foregoing summary is not complete and is qualified in its entirety by the Third Amendment, filed herewith as Exhibit 10.1.

Item 8.01	Other Events.

A press release announcing the Third Amendment was issued on September 29, 2023. The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of DWAC, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: the Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and certain of its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement and the Registration Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC other than with respect to their interests in the Business Combination.

Forward Looking Statements

This Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company’s ability to complete the filing of its late periodic financial reports within the period prescribed by Nasdaq. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Form 8-K, including but not limited to: (i) the risk that the Business Combination and the securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock (the “Preferred Stock”) for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of DWAC, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, and (xx) those factors discussed in the DWAC’s filings with the SEC, including in the definitive extension proxy filed on July 17, 2023 and those will be contained in the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that described in the “Risk Factors” section of DWAC’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC, including the extension proxy statement. Risks regarding the Business Combination are also discussed in the Current Reports on Form 8-K filed with the SEC from time to time, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits

10.1	Third Amendment to Agreement and Plan of Merger, dated September 29, 2023

99.1	Press Release, dated September 29, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: September 29, 2023	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer

Exhibit 10.1

THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Third Amendment (this “Third Amendment”) to the Merger Agreement (as defined below) is made and entered into as of September 29, 2023, by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) the Company’s General Counsel, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to the Agreement and Plan of Merger, dated as of May 11, 2022 and as further amended by the Second Amendment to the Agreement and Plan of Merger, dated as of August 9, 2023, the “Merger Agreement”);

WHEREAS, the Parties now desire to amend the Merger Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to Merger Agreement.

(a)	Section 5.30 of the Merger Agreement is hereby amended by replacing “October 9, 2023” with “November 14, 2023”.

(b)	Section 8.1(j) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following: “[Reserved]”.

(c)	Section 8.1(k) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by the Purchaser if the board of directors of the Purchaser, following updated due diligence conducted pursuant to Section 5.27(a), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of Purchaser or its stockholders; provided that such termination right may only be exercised from October 31, 2023 through November 21, 2023;”

(d)	Section 8.1(l) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by the Company if the board of directors of the Company, following updated due diligence conducted pursuant to Section 5.27(b), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of Company or its stockholders; provided that such termination right may only be exercised from October 31, 2023 through November 21, 2023;”

(e)	Section 8.1(m) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by the Company if the Purchaser has not filed an amendment to the Registration Statement by November 14, 2023; provided that such termination right may only be exercised on or prior to November 21, 2023.”

(f)	Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of Target Filing Date and replacing it with the following:

“Target Filing Date” means October 31, 2023.

(g)	Section 11.1 of the Merger Agreement is hereby amended by adding the following definition:

“Third Amendment” means the Third Amendment to Agreement and Plan of Merger dated as of September 29, 2023, by and among the Parties.

2. Understanding of the Parties. The Parties acknowledge and agree that certain undertakings contemplated by the Second Amendment, including, without limitation, the mutual provision and review of due diligence materials, must be completed to the mutual satisfaction of the Parties as a condition precedent to the filing of the amendment of the Registration Statement and for the avoidance of doubt, the Purchaser’s obligations to use reasonable best efforts to file such amendment shall be subject to the satisfactory completion of such undertakings.

3. Public Announcement. As soon as reasonably practicable, and in any event no later than the second (2nd) Business Day following the execution of this Third Amendment, the Parties shall mutually agree upon and, at a time when Nasdaq is closed, issue a mutual press release announcing the execution of this Third Amendment (the “Press Release”). Promptly after the issuance of the Press Release, the Purchaser shall file a current report on Form 8-K (the “Filing”) with the Press Release and a description of this Third Amendment as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Filing in any event no later than the third (3rd) Business Day after the execution of this Third Amendment).

4. Miscellaneous. Except as expressly provided in this Third Amendment, all of the terms and provisions in the Merger Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Third Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Merger Agreement or any Ancillary Document or any rights under either thereof, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Agreement in the Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Merger Agreement, as amended by this Third Amendment (or as the Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Agreement, as amended by this Third Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Merger Agreement is materially different from or inconsistent with any provision of this Third Amendment, the provision of this Third Amendment shall control, and the provision of the Merger Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 10.1 through 10.10, 10.12 and 10.13 of the Merger Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Third Amendment as if all references to the “Agreement” contained therein were instead references to this Third Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this Third Amendment to be signed and delivered as of the date first written above.

The Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Name:	Eric Swider
Title:	Chief Executive Officer

The Purchaser Representative:

ARC GLOBAL INVESTMENTS II, LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	Authorized Signatory

Merger Sub:

DWAC MERGER SUB INC.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President

The Company:

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:	/s/ Devin Nunes
Name:	Devin Nunes
Title:	Chief Executive Officer

The Seller Representative:

General Counsel of the Company, solely in the capacity as the Seller Representative hereunder

By:	/s/ Scott Glabe
Name:	Scott Glabe
Title:	General Counsel

[Signature Page to Third Amendment to Merger Agreement]

Exhibit 99.1

Digital World Acquisition Corp. and Trump Media & Technology Group Corp. Reaffirm Commitment to Merger

Miami, Florida / ACCESSWIRE / September 29, 2023 / Special purpose acquisition company Digital World Acquisition Corp. (Nasdaq: DWAC) (“DWAC”) and Trump Media & Technology Group Corp. (“TMTG”), which operates the Truth Social platform, are pleased to announce they have agreed on an amendment (the “Third Amendment”) to their previously announced Agreement and Plan of Merger (the “Merger Agreement).

DWAC and TMTG continue moving forward expeditiously toward their shared objective of completing a business combination in the coming months. The Third Amendment extends the period of time for the parties to complete mutual supplemental due diligence ahead of DWAC’s anticipated filing of an updated registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). For further information on the Third Amendment, please see DWAC’s current report on Form 8-K filed with the SEC on September 29, 2023.

Once consummated, the merger will capitalize TMTG—which has rapidly developed Truth Social from an idea into a robust and dynamic online platform—and is expected to position TMTG for strategic growth and expansion while continuing its mission to open up the Internet.

“We’re excited to announce this amendment to our Merger Agreement with TMTG, reinforcing our shared vision and commitment to advancing Truth Social. This revised agreement is expected to allow us the necessary time to work diligently towards our joint objective. Our focus remains on capitalizing TMTG’s growth and supporting their mission to revolutionize the online sphere,” said Eric Swider, CEO of DWAC.

“We appreciate our partnership with DWAC, and remain focused on getting this deal done as soon as possible,” said TMTG CEO Devin Nunes.

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. To learn more, visit www.dwacspac.com.

About TMTG

The mission of Trump Media & Technology Group (TMTG) is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement and the Registration Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination and the securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock (the “Preferred Stock”) for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of that the Merger Agreement by the stockholders of DWAC, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, and (xx) those factors discussed in the DWAC’s filings with the SEC, including in the definitive extension proxy filed on July 17, 2023 and that will be contained in the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of DWAC’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC. Risks regarding the Business Combination are also discussed in the Current

Reports on Form 8-K filed with the SEC from time to time, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.

SOURCE: Digital World Acquisition Corp.